November 10, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Newfoundland and Labrador Department of Government Services,
            Consumer and Commercial Affairs Branch
Prince Edward Island Securities Office
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Northwest Territories Registrar of Securities
Yukon Territory Registrar of Securities

RE:	Great Basin Gold Ltd. (the “Corporation”) Consent under NI 43-101

Filing of Revised Technical Report
Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project,
Mpumalanga Province, Republic of South Africa
November 9, 2009

I, Johan Oelofse, Pr.Eng, FSAIMM, do hereby consent to the filing of the Technical Report with the regulatory authorities referred to above and to the written or electronic disclosure of the Technical Report and of extracts from a Summary of the Technical Report as may be required by the regulatory authorities.

I have read the Corporation’s news release dated October 13, 2009 and confirm that it documents fairly and accurately represent the information that supports the disclosure.

Sincerely,

/s/ J. G. Oelofse
Johan Oelofse, Pr.Eng, FSAIMM.

November 10, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Newfoundland and Labrador Department of Government Services,
           Consumer and Commercial Affairs Branch
Prince Edward Island Securities Office
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Northwest Territories Registrar of Securities
Yukon Territory Registrar of Securities

RE:	Great Basin Gold Ltd. (the “Corporation”) Consent under NI 43-101

Filing of Revised Technical Report
Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project,
Mpumalanga Province, Republic of South Africa
November 9, 2009

I, G.J. van der Heever, Pr.Sci.Nat., do hereby consent to the filing of the Technical Report with the regulatory authorities referred to above and to the written or electronic disclosure of the Technical Report and of extracts from a Summary of the Technical Report as may be required by the regulatory authorities.

I have read the Corporation’s news release dated October 13, 2009 and confirm that it documents fairly and accurately represent the information that supports the disclosure.

Sincerely,

/s/ G. J. van der Heever
G.J. van der Heever, Pr. Sci. Nat.

November 10, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Newfoundland and Labrador Department of Government Services,
Consumer and Commercial Affairs Branch
Prince Edward Island Securities Office
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Northwest Territories Registrar of Securities
Yukon Territory Registrar of Securities

RE:	Great Basin Gold Ltd. (the “Corporation”) Consent under NI 43-101

Filing of Revised Technical Report:
Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project,
Mpumalanga Province, Republic of South Africa
November 9 2009

I, Phil Bentley, Pr.Sci.Nat., do hereby consent to the filing of the Technical Report with the regulatory authorities referred to above and to the written or electronic disclosure of the Technical Report and of extracts from a Summary of the Technical Report as may be required by the regulatory authorities.

I have read the Corporation’s news release dated October 13, 2009 and confirm that it documents fairly and accurately represent the information that supports the disclosure.

Sincerely,

/s/ P. N. Bentley
Phil Bentley, Pr. Sci. Nat. SACNASP